Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of Embraer S.A.’s (which we refer to as “Embraer” or “we”) results of operations for the nine-month periods ended September 30, 2024 and 2023 should be read in conjunction with our annual report on Form 20-F for the fiscal year ended December 31, 2023, as filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) on April 5, 2024 (which we refer to as the “2023 Annual Report”) and, in particular, “Item 3. Key Information—A. Selected Financial Data and Other Data,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk,” and with our unaudited condensed consolidated interim financial statements as of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023 and related notes thereto, included as Exhibit 99.2 to this Form 6-K (which we refer to as the “unaudited condensed consolidated interim financial statements”).

The following discussion contains forward-looking statements that involve risks and uncertainties. Embraer’s actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth herein under “Forward-Looking Statements” and “Item 3. Key Information—Risk Factors” in our 2023 Annual Report. The results of operations for the nine-month period ended September 30, 2024 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2024.

Results of Operations

Nine-month Period Ended September 30, 2024 compared with Nine-month Period Ended September 30, 2023

The following table sets forth statement of income information by segment for the periods indicated:

	Nine-month period ended September 30,
	2024	2023
	(in US$ millions)

Revenue
Commercial Aviation	1,227.5	1,095.6
Executive Aviation	1,136.7	805.0
Defense & Security	487.6	313.1
Services & Support	1,195.4	1,031.8
Other segments	36.0	47.9

Total	4,083.2	3,293.4

Cost of sales and services
Commercial Aviation	(1,150.6)	(1,006.9)
Executive Aviation	(886.7)	(656.5)
Defense & Security	(423.5)	(255.5)
Services & Support	(867.4)	(769.5)
Other segments	(31.5)	(34.9)

Total	(3,359.7)	(2,723.3)

Gross profit
Commercial Aviation	76.9	88.7
Executive Aviation	250.0	148.5
Defense & Security	64.1	57.6
Services & Support	328.0	262.3
Other segments	4.5	13.0

Total	723.5	570.1

Operating income (expense)
Commercial Aviation	(105.7)	(99.6)
Executive Aviation	(108.4)	(116.5)
Defense & Security	(60.3)	(35.0)
Services & Support	(134.7)	(111.4)
Other segments	(53.8)	(76.1)
Unallocated(1)	148.6	(26.0)

Total	(314.3)	(464.6)

Operating income before financial result	409.2	105.5

(1)

Unallocated items from operating income (expense) refer to certain corporate demands not directly related to the operating segments. In 2024, the amount substantially refers to the reimbursement of expenses received in the context of the arbitration with Boeing.

The following table sets forth statement of profit or loss information, and this information as a percentage of revenue, for the periods indicated:

	Nine-month period ended September 30,
Consolidated Statements of Profit or Loss Data	2024		2023
	(in US$ millions, except percentages presented in absolute values)

Revenue	4,083.2	100.0%	3,293.4	100.0%
Cost of sales and services	(3,359.7)	(82.3)%	(2,723.3)	(82.7)%

Gross profit	723.5	17.7%	570.1	17.3%
Operating income (expense)
Administrative	(145.1)	(3.6)%	(152.8)	(4.6)%
Selling	(230.8)	(5.7)%	(223.7)	(6.8)%
Expected credit (losses) reversal	(2.9)	(0.1)%	8.5	0.3%
Research	(37.0)	(0.9)%	(72.6)	(2.2)%
Other income (expenses), net	105.1	2.6%	(32.6)	(1.0)%
Equity in associates	(3.6)	(0.1)%	8.6	0.3%

Operating income before financial result	409.2	10.0%	105.5	3.2%
Financial income	283.6	6.9%	99.9	3.0%
Financial expenses	(284.8)	(7.0)%	(250.3)	(7.6)%
Foreign exchange gain (loss), net	(19.6)	(0.5)%	(1.9)	(0.1)%

Income (loss) before income tax	388.4	9.5%	(46.8)	(1.4)%
Income tax	(71.8)	(1.8)%	12.3	0.4%

Income (loss) for the period	316.6	7.8%	(34.5)	(1.0)%

Revenue

Revenue increased 24.0%, to US$4,083.2 million in the nine months ended September 30, 2024 from US$3,293.4 million in the nine months ended September 30, 2023.

Our Commercial Aviation segment revenue increased 12.0%, to US$1,227.5 million in the nine months ended September 30, 2024 from US$1,095.6 million in the nine months ended September 30, 2023, mainly due to an increase in commercial deliveries, to 42 in the nine months ended September 30, 2024 from 39 in the nine months ended September 30, 2023 and product mix, as deliveries of our E-Jets E2 family increased to 27 aircraft in the nine months ended September 30, 2024, from 21 aircraft delivered in the same period of 2023, while the delivery of E175 aircraft decreased to 15 from 18, respectively. Our E-Jets E2 family command higher average selling prices compared to the E175 aircraft, mainly due to greater capacity and size.

Our Executive Aviation segment revenue increased 41.2%, to US$1,136.7 million in the nine months ended September 30, 2024 from US$805.0 million in the nine months ended September 30, 2023, due to an increase in aircraft deliveries to 86 in the nine months ended September 30, 2024 from 66 in the nine months ended September 30, 2023 as well as an increase in product mix as deliveries of medium jets (Praetors) increased 50.0% compared to the same period in 2023, while light jets (Phenoms) deliveries increased 20.5% in the nine months ended September 30, 2024 compared to the same period in 2023. Praetors command higher average selling prices compared to Phenoms, mainly due to greater capacity and size.

Our Defense & Security segment revenue increased 55.7%, to US$487.6 million in the nine months ended September 30, 2024 from US$313.1 million in the nine months ended September 30, 2023, mainly due to an increase in revenue recognition of our C-390 Millenium aircraft, in accordance with the percentage of completion method (the “PoC method”), and an increase in sales of our A-29 Super Tucano.

Our Services & Support segment revenue increased 15.9%, to US$1,195.4 million in the nine months ended September 30, 2024 from US$1,031.8 million in the nine months ended September 30, 2023, mainly due to an increase in customer demand for training, maintenance, repair and component overhaul.

Cost of Sales and Services

Cost of sales and services increased 23.4%, to US$3,359.7 million in the nine months ended September 30, 2024 from US$2,723.3 million in the nine months ended September 30, 2023. This increase in cost of sales and services was lower than the 24.0% increase in revenue in the nine months ended September 30, 2024, as compared to the same period in 2023, which resulted in a decrease in cost of sales and services as a percentage of revenue to 82.3% in the nine months ended September 30, 2024, as compared to 82.7% in the same period in 2023, mainly due to higher delivered volumes in our Commercial Aviation and Executive Aviation segment to 128 in the nine months ended September 30, 2024 from 105 in the nine months ended September 30, 2023.

Cost of sales and services in our Commercial Aviation segment increased 14.3%, to US$1,150.6 million in the nine months ended September 30, 2024 from US$1,006.9 million in the nine months ended September 30, 2023. This increase in costs and services was higher than the increase of revenue for this segment during the period mainly due to higher freight costs and product mix of E-Jets E2 family and E175 aircraft.

Cost of sales and services in our Executive Aviation segment increased 35.1%, to US$886.7 million in the nine months ended September 30, 2024 from US$656.5 million in the nine months ended September 30, 2023, mainly due to higher number of aircraft delivered to 86 in the nine months ended September 30, 2024 from 66 in the nine months ended September 30, 2023. This increase in costs and services was lower than the increase in revenue for the segment mainly due to gains of our internal production efficiency programs.

Cost of sales and services in our Defense & Security segment increased 65.8%, to US$423.5 million in the nine months ended September 30, 2024 from US$255.5 million in the nine months ended September 30, 2023. This increase in cost of sales and services was higher than the 55.7% increase in revenue in this segment, mainly due to customer mix and baseline adjustments related to contract advances of our C-390 Millennium, in accordance with the PoC method.

Cost of sales and services in our Services & Support segment increased 12.7%, to US$867.4 million in the nine months ended September 30, 2024 from US$769.5 million in the nine months ended September 30, 2023, mainly due to higher volumes and the mix of spare parts sold.

Gross Profit

As a result of the aforementioned factors, our gross profit increased 26.9%, to US$723.5 million in the nine months ended September 30, 2024 from US$570.1 million in the nine months ended September 30, 2023.

Operating Income Before Financial Result

Operating income before financial result increased 287.9%, to US$409.2 million in the nine months ended September 30, 2024 from US$105.5 million in the nine months ended September 30, 2023, as a percentage of revenue increased to 10.0% in the nine months ended September 30, 2024 from 3.2% in the nine months ended September 30, 2023, as further explained below:

Administrative. Administrative expenses decreased 5.0%, to US$145.1 million in the nine months ended September 30, 2024 from US$152.8 million in the nine months ended September 30, 2023, due to decreased expenses in third party services, such as legal and consultancy services, and personnel expenses.

Selling. Selling expenses increased 3.2%, to US$230.8 million in the nine months ended September 30, 2024 from US$223.7 million in the nine months ended September 30, 2023, due to increase in workforce to meet fleet growth and enhance our sales initiatives, such as marketing events, demonstration flight and sales campaign in Defense & Security segment.

Research. Research expenses decreased 49.0%, to US$37.0 million in the nine months ended September 30, 2024 from US$72.6 million in the nine months ended September 30, 2023, mainly due to EVE development costs began to be capitalized as intangible assets as the program reached sufficient maturity.

Other Income (Expenses), Net. Other income (expenses), net improved 422.4%, to an income of US$105.1 million in the nine months ended September 30, 2024 from an expense of US$32.6 million in the nine months ended September 30, 2023, mainly due to the credit recognition of the gross amount of US$150.0 million by Boeing on October 3, 2024 in connection with the arbitration agreement.

Financial Income (Expenses), Net

Financial income (expenses) decreased 99.2%, to an expense of US$1.2 million in the nine months ended September 30, 2024 from an expense of US$150.4 million in the nine months ended September 30, 2023, mainly due an income from derivative financial instruments, interest on receivables and fair value adjustments on warrants, partially offset by an expense related to long-term incentives associated with phantom shares.

Foreign Exchange Loss

Foreign exchange loss increased 931.6%, to US$19.6 million in the nine months ended September 30, 2024 from US$1.9 million in the nine months ended September 30, 2023, mainly due to appreciation of the Euro against the U.S. dollar in the nine months ended September 30, 2024, related to the assets and liabilities of subsidiaries which are recorded in Euro.

Income (Loss) Before Income Tax

As a result of the aforementioned factors, our income (loss) before income tax changed by 929.9%, to an income of US$388.4 million in the nine months ended September 30, 2024 from a loss of US$46.8 million in the nine months ended September 30, 2023.

Income Tax

Income tax changed by 683.7%, to an expense of US$71.8 million in the nine months ended September 30, 2024 from a benefit of US$12.3 million in the nine months ended September 30, 2023, mainly due to the impact of the exchange rate fluctuations over non-monetary assets (primarily inventories, intangibles, and property, plant and equipment), as well as a higher operating result which reduced deferred income tax assets in 2024.

Income (Loss) for the Period

As a result of the aforementioned factors, our income (loss) for the period changed by 1,017.7%, to an income of US$316.6 million in the nine months ended September 30, 2024 from a loss of US$34.5 million in the nine months ended September 30, 2023. As a percentage of revenue, our income (loss) for the period increased to 7.8% in the nine months ended September 30, 2024 from (1.0)% in the nine months ended September 30, 2023.

Liquidity and Capital Resources

Cash Flow Analysis

Nine Months Ended September 30, 2024 Compared to Nine Months Ended September 30, 2023

Net Cash Used in Operating Activities

In the nine months ended September 30, 2024, net cash used in operating activities was US$176.0 million, compared to net cash used in operating activities of US$186.2 million in the nine months ended September 30, 2023. This decrease in net cash used in operating activities was mainly due to an increase in income for the nine months ended September 30, 2024, plus a positive impact of trade accounts payable and trade accounts payable (supplier financing) of US$245.8 million and other payables of US$94.6 million, which were adversely affected by uses of cash for financial investments of US$107.3 million and derivative financial instruments of US$218.6 million.

Net Cash Used in Investing Activities

In the nine months ended September 30, 2024, net cash used in investing activities was US$461.2 million compared to net cash used in investing activities of US$272.0 million in the nine months ended September 30, 2023, mainly due to an increase of US$65.4 million in additions to intangible assets and an increase in cash used in financial investments of US$145.4 million mainly in long-term financial investments, such as credit linked notes.

Net Cash Used in Financing Activities

In the nine months ended September 30, 2024, net cash used in financing activities was US$157.6 million compared to net cash used in financing activities in the nine months ended September 30, 2023 of US$329.3 million. This decrease in net cash used in financing activities was primarily due to the Company’s strategy to reduce gross debt through an increase in the prepayment of borrowings, which outpaced the new borrowing sources during the same period in 2023.

Capital Expenditures

Our capital expenditures during the period were related to property, plant, and equipment, with the exception of assets related to the exchange pool program and aircraft under lease or available for lease. These investments were mainly focused on the construction of new facilities, as well as improvements and modifications to our plants and production facilities for the production of new aircraft models.

For the nine-month period ended September 30, 2024, the total capital expenditures in our Commercial Aviation, Executive Aviation and Services & Support segments accounted for US$133.9 million, net of US$4.6 million related to contracted capital expenditures from Defense & Security.

For more information on our capital expenditures, see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources—Capital Expenditure” in our 2023 Annual Report.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of September 30, 2024.

Subsequent Events

Facilities with Multilateral Development Banks and Agencies

In October 2024, Eve Soluções de Mobilidade Aérea Urbana Ltda., or Eve Soluções, entered into a credit facility with the Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Economico e Social), or BNDES, in the amount of R$500 million (US$91.8 million), maturing in October 2040.

In October 2024, Eve Holding, Inc., or Eve Holding, entered into a credit facility with Citibank in the aggregate principal amount of US$50 million maturing in 2028. This facility has a restrictive covenant requiring Eve Holding to comply with a minimum debt service coverage ratio. As of the date of this Form 6-K, Eve Holding has not made any disbursement under this credit facility.

Early Repayment of Debts

In November 2024, in accordance with our cash management strategy, we prepaid an export financing in the principal amount of US$28.4 million and bearing interest at a rate of 5.43% per annum, and, in December 2024, we prepaid two export financing with principal amount of US$202.3 million combined, bearing interest at a rate of 4.99% per annum and 5.44% per annum. We did not incur breakage costs due to these optional prepayments.

Equity Swap

In December 2024, we entered into derivative instruments with Banco Itaú BBA S.A. to reduce volatility in the price of our shares. These instruments contain cash settlement provisions and have a maximum maturity of 12 months from each signing date. Under these instruments, we receive the price variation on 16,156,597 of our shares, along with any distributed dividends, and we pay consideration equal to the interbank deposit certificate (Certificados de Depósito Interbancário – CDI) rate plus 0.7% per annum.

Aircraft Deliveries in 2024

We delivered 75 aircraft in the three months ended December 31, 2024, of which 31 were in the Commercial Aviation segment and 44 in the Execution Aviation segment, compared to 75 aircraft in the three months ended December 31, 2023, of which 25 were in the Commercial Aviation segment, 49 in the Execution Aviation segment and one in the Defense & Security segment. Deliveries of aircraft in our Comercial Aviation segment totaled 73 in the twelve months ended December 31, 2024, compared to 64 in the twelve months ended December 31, 2023. Deliveries of aircraft in our Executive Aviation segment totaled 130 in the twelve months ended December 31, 2024, compared to 115 in the twelve months ended December 31, 2023.